UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

In connection with the Annual General Meeting of the Shareholders (the “Meeting”) of Captivision Inc., (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card in connection with the Meeting as Exhibits 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1

Notice and Proxy Statement of 2024 Annual General Meeting of Shareholders, dated November 15, 2024, to be mailed to the shareholders of the Company in connection with the 2024 Annual General Meeting of Shareholders of the Company.

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2024 Annual General Meeting of Shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: November 15, 2024